UBL INTERACTIVE, INC.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

July 8, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mark P. Shuman, Esq., Legal Branch Chief Stephen Krikorian, Accounting Branch Chief Ivan Griswold, Esq., Staff Attorney Morgan Youngwood, Staff Accountant

Re:	UBL Interactive, Inc. Registration of Securities on Form 10 Filed May 14, 2013 File No. 000-54955

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 1 to the above-referenced Registration Statement on Form 10, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated June 10, 2013 relating to the above-referenced registration statement of UBL Interactive, Inc. (“UBL” or the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

General

1.
Please update your financial statements and related information throughout the prospectus. The financial statement must satisfy Item 8-08 of Regulation S-X as of the effective date of your registration statement, which will be 60 days from the date of initial filing.

Response: The financial statements and related information have been updated.

2.
Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth here, and in the registration statement generally. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

•	"We believe that we have among the most comprehensive lists of data fields of any listing management provider"; and

•	"We have a broad and expanding listings distribution network and a growing number of direct publisher relationships."

Response: The Company has revised the disclosure. Please see pages 6 and 8 of the Form 10.

Item 1 Business

Overview, page 3

3.
You state that your Universal Business Listing (www.ubl.org) provides a method for distributing individual business listing data across hundreds of local web directories. However, we note that this website makes reference to its "parent company" UBL Interactive, Inc. Further, your disclosures on page F-8 indicate that your subsidiaries are either inactive or have filed certificates of cancellation. If this website is operated by another subsidiary please tell us the name of this subsidiary, and ensure that disclosures throughout your registration statement reflect the activities of this subsidiary.

Response: Universal Business Listing is the service that the Company provides. We have made it clear on our website that the Company provides a service which we call Universal Business Listing. Please see page 3 of the Form 10.

4.
You have contractual relationships with large data aggregators such as Infogroup and Acxiom. Please briefly describe the material rights and obligations you have under these agreements and discuss whether the agreements with those named entities are representative of agreements you have entered into with other data aggregators.

Response: The Company has revised the disclosure to indicate the terms of its contracts with data aggregators. Please see page 4 of the Form 10.

5.
Certain of the schematic disclosures on page 4 are illegible. Please provide us with a legible copy of this artwork, so that we may review, and if necessary convey commentson this disclosure.

Response: The Company has revised to remove the schematic disclosure.

The Problem, page 4

6.
Your tests appear to show that it would take approximately 40 hours annually for even a single location business to manually submit its listings to a representative group of the most popular directories. Similarly, you refer to research that you have performed regarding errors in business and enterprise listings. Please provide additional background on the nature and extent of your tests and research. For example, please disclose what the tests and research consisted of, and the time periods during which they were conducted.

Response: The Company has removed this disclosure.

Market Opportunity, page 8

7.
You state that the market size for location based services is expected to reach $10 billion by 2016. In the United States, there are approximately 29 million business establishments, approximately 2.2 million in the U.K., approximately and 1 million in Canada. Please revise your discussion to disclose the source of this information. In addition to disclosing the source of these market estimates, state whether those estimates were prepared for your company.

Response: The Company has revised to provide the source of the information. None of the estimates was prepared for the Company.

Research and Development, page 8

8.
You state that you are engaged in research and development across your whole range of products and services. However, you also state that you have not undertaken any material research and development activities. Please ensure that your disclosures related to research and development expenditures consistently and clearly emphasize the lack of material activities in this regard.

Response: The disclosure has been revised to make consistent and to clearly indicate that we are conducting any material research and development activities.

Corporate Information, page 9

9.
You state that you have staff presence in California and New York. Please clarify what you mean by staff presence. For example, clearly state whether these persons are employees or independent contractors. Provide more specific information regarding the extent of the "presence."

Response: The Company has revised the disclosure to clarify that approximately nine (9) of its employees, primarily engaged in sales, work from home offices in California and New York. Please see page 9 of the Form 10.

Government Regulation, page 9

10.
You disclose that you are subject to numerous domestic and foreign laws and regulations covering a wide variety of subject matter. This disclosure fails to provide sufficient information for an investor to evaluate the impact of government regulation on your business, and any resultant risks. Please include a more tailored discussion of the most significant aspects of government regulations to which you are subject, and briefly discuss the status of your compliance activities.

Response: The Company has revised the disclosure to provide that currently it is not aware of any regulation that may have a material adverse effect on its operations. Please see page 9 of the Form 10.

Risk Factors

Our stockholder may experience significant dilution..., page 10

11.
You discuss conversion features of your convertible notes on page F-47. You also state that sales of additional equity and/or convertible debt securities at prices below certain levels will trigger anti-dilution provisions with respect to certain securities you have previously sold. Please revise to ensure the risk factor concisely discusses the price protection adjustment features of these securities. Discuss the potential consequences of these "lowest price" conversion or exercise provisions of outstanding Securities on future capital formation efforts. Please also include an illustrative example of how such a sale of securities would impact current shareholders.

Response: The Company has revised the risk factor. Please see page 10.

Our business depends on our ability to maintain and scale the network..., page 11

12.
You indicate that a substantial portion of your network infrastructure is hosted by third-party providers, and that any disruption in these services could significantly harm your business. However, it appears that you do not plan to file as exhibits any agreements with the third parties that host your network operating centers. If you have agreements for your network operating centers, please explain to us how you determined that you did not need to file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation SK. Alternatively, file the agreements as exhibits and revise the Business section to discuss the material terms of the agreements, including the duration.

Response: The Company has updated to provide a description of its co-location agreement with Charlotte Colocation. The Company has also included a copy of the agreement as Exhibit 10.5.

We depend upon our officers, and if we are not able to retain them..., page 11

13.
Please fully clarify the nature of your dependency upon Mr. Bryant. For example, reviseyour disclosure to explain the role you expect he NA will play in your efforts tocommercialize your offerings, and any corresponding risks to investors as a result of yourdependence on his fulfilling such roles.

Response: The risk factor has been expanded to disclose the Company’s dependence on its founders for their leadership in the Company’s commercialization efforts and development of new business. Please see page 11 of the Form 10.

If we are unable to protect our intellectual property effectively..., page 11

14.
You state that you cannot assure investors that any of your currently pending or futurepatent applications will result in issued patents. However, elsewhere in the filing, youstate that you have not yet filed such applications. Please advise.

Response: The Company has revised the disclosure to indicate the Company’s intent to file patents. Please see page 11 of the Form 10.

If we fail to maintain effective internal controls over financial reporting..., page 12

15.
You state that disclosure of your public accounting firm's attestation to or report on management's assessment of your internal controls over financial reporting may have a negative impact on the price of your common stock. However, so long as you are a smaller reporting company, you will not be subject to the requirements of Section 404(h) of the Sarbanes-Oxley Act of 2002. Please revise your risk factor disclosures to discuss the relaxed disclosure requirements that apply to smaller reporting companies. In particular, indicate that smaller reporting companies are not required to obtain an auditor attestation with respect to management's conclusion about the effectiveness of internal controls over financial reporting, and as applicable state that you do not intend to voluntarily obtain or disclose an assessment of internal control effectiveness from your independent auditor. Describe the corollary risks associated with these circumstances.

Response: The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 12 of the Form 10.

16.
On page F-54 you state that for the year ended December 31, 2012, two customersaccounted for 18% and 13% of total revenues. Please tell us what consideration you gaveto including a risk factor discussing these concentrations, and any related risks. See Item503(c) of Regulation S-K. In addition, we note that you have not filed any agreements with these customers as exhibits. Please provide us with an analysis as to whether you are substantially dependent on any of these customers and whether the loss of any of these customers would have a material adverse effect on you. See Items 101(c)(1)(vii) and 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has included a risk factor to disclose the Company’s depended on two customers for a large portion of its revenues for the year ended September 30, 2012.  Please see page 11 of the Form 10. The Company believes that as its revenues continue to grow no one customer will account for more than 10% of its revenues for the fiscal year ending September 30, 2013.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

General

17.
Certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, on page 15, you indicate that revenue increases for the year ended September 30, 2012, were attributable to increased unit sales, improved selling price per unit, and the introduction of new higher priced products during the period. Similarly, on page 16, you state that your working capital deficit is primarily attributable to your growing accounts payable and deferred revenues. Consider including enhanced disclosures to quantify the amount that each source contributed to a material change; similarly, please also quantify' the offsetting amounts. Refer to Section III.I) of SEC Interpretive Release 33-6835.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

18.
Insofar as possible, please quantify any material changes from period to period, rather than using insufficiently specific terms such as "primarily." For example, on page 15, you state that your increased revenue for the period was primarily related to increased unit sales and improved selling price per unit. Please revise your disclosures to quantify thisincrease. Refer to Section I11.I) of SEC Interpretive Release 33-6835.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Results of Operations for the three months ended December 31, 2012 and 2011, page 15

19.
You disclose that you increased the number of agency and channel partners during this period. Please revise your disclosure to quantify the increase, and provide context by disclosing the aggregate number of agency and channel partners for your past two fiscal years.

Response: The Company has revised the disclosure in accordance with the Staff’s comment. Please see page 15.

20.
You state that you introduced new products and improved certain products over the identified period which contributed to the growth in unit sales, and provide similar disclosures on page 15, for the year ended September 30, 2012. Please expand your disclosures to state which new products you introduced during these periods.

Response: The Company has revised the disclosure to remove the reference to the introduction of new products and provided disclosure regarding specific unit changes in its two main product groupings and provided specific changes in its reseller base.

21.
Please tell us your consideration of disclosing unit sales, the average revenue per unit (ARPU) and retention rates for each period presented. It appears that this is important information necessary to understanding your business and revenue. We refer you to Section III.B.1 of SEC Interpretive Release 33-8350.

Response: The Company sells services which are priced on a per unit basis to its customers.  The Company offers services which range in value from low to high; and the associated price per unit has a corresponding price range from low to high.  The Company seeks to gain increased unit sales, value per sale, and price per sale.

Liquidity and Capital Resources, page 16

22.
On page F-44, you state that as of December 31, 2012, you were in violation of certain covenants contained in your note with the United States Small Business Administration. Please disclose the nature of the covenants in qualitative and quantitative terms, as well as the nature and extent of your non-compliance, here and in your risk factor disclosures. Please file this agreement. Refer to Item 601(b)(4) & (10) of Regulation S-K.

Response: The Company has disclosed the nature of the covenants in the SBA loan for which it is not in compliance.

23.
Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In this respect, revise your disclosures to disclose the days sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. In addition, where there has been material variability in historical cash flows, including material changes in working capital items, your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. We refer you to Section I V.13 of SEC Release No. 33-8350.

Response: The Company has revised the disclosure in accordance with the Staff’s comment.

24.
We note that you expect your current resources to be insufficient to fund your operations for the next twelve months unless additional financing is received. Disclosure in the liquidity and capital resources section should include the minimum period of time that you will be able to conduct planned operations using currently available capital resources, and the minimum dollar amount of funding you require to conduct your proposed operations for a minimum period of one year. Quantitative information about your financial requirements and the amount of cash on hand as of the date of your filing will help investors assess the company's financial condition and the likelihood you will be able to pursue your business plan. We refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

Response: The Company has revised the disclosure to disclose the minimum period in which it can conduct its business with its available resources. Please see page 19 of the Form 10.

Other

25.
Upon effectiveness of the registration statement you will be required to file periodic reports with the Commission. Please expand your disclosure to discuss the impact of this event on your business, and provide an estimated range of expenses associated with the preparation and filing of these reports. Please expand your risk factor disclosure, to include an appropriately captioned risk factor disclosing the estimated expenses associated with the preparation of these periodic reports, this disclosure should be stated in quantitative terms.

Response: The Company has included a risk factor on page 12 of the Form 10 and has included a discussion in the MD&A on page 18 of the Form 10.

Item 3. Properties, page 22

26.
You state that you have a four-year lease agreement expiring in December 2016. We note that exhibit 10.4, includes an amendment to this lease agreement that appears to provide a twelve month extension to this lease. Please revise your disclosures to incorporate material changes in the lease arrangement that are reflected in the amendment, or tell us why you believe that this information is not required to be disclosed.

Response: The Company has revised the disclosure of its lease agreement. Please see page 26 of the Form 10.

Item 4. Security Ownership of' Certain Beneficial Owners and Management, page 23

27.	Disclose the identity of the natural persons that exercise the sole or shared voting and dispositive powers for securities owned by Radeon, LLC.

Response: The disclosure was revised to identify the natural person that exercises voting and dispositive powers over the securities owned by Radeon, LLC. Please see page 7 of the Form 10.

Item 5. Directors and Officers, page 23

28.
You state that to your knowledge, during the last ten years, none of your directors, executive officers, promoters or control persons have been involved in certain categories of legal proceedings. Please eliminate this knowledge qualification, and instead provide a definitive statement of fact.

Response: The disclosure was revised to remove the knowledge qualifier. Please see page 28.

Item 6. Executive Compensation

Summary Compensation Table, page 25

29.
For each of your named executive officers please briefly explain why they received the specific number of shares underlying each option grant, and why Messrs. Byrant,Travers and Rollison received salary increases during fiscal 2012. Refer to Item 402(o) ofRegulation S-K.

Response: The grants to each named executive officer were determined by the compensation committee which took into consideration each officer’s contributions to Company’s performance. In addition, the compensation committee granted options to each Messrs. Bryant and Travers as compensation to the officers for taking less compensation that provided for under their employment contracts. Please see page 20 of the Form 10.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 27

30.
On January 16, 2006, your predecessor, BounceBack secured a loan From the United States Small Business Administration in the original amount of $386,300. Please expand your disclosures to explain why this transaction is being presented in this section. Although we note your disclosures in the financial statements, please expand your disclosures in this section to disclose principal and interest payments, and payments made to the guarantor for each fiscal year and interim period since October 1, 2010. Please also tell us whether this loan involved a transaction with one of your promoters. Refer to Item 404(c) of Regulation S-K.

Response: The Company has revised the disclosure in accordance with the staff’s comment. Please see page 31.

Item 8. Deal Proceedings, page 27

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

31.
You indicate that there is no market for your common stock. However, quotes for your securities are presented on the OTCBB.com website. Please expand your disclosures to provide historical price quotations for your securities for the last two fiscal years, and subsequent interim period. Refer to Item 20l (a)( I )(iii) of Regulation S-K.

Response: Sporadic bid and ask prices are posted for the Company’s securities on the Grey market are posted on the otcmarkets.com’s website.

Item 10. Recent Sales of Unregistered Securities, page 28

32.
Please expand your disclosures to identify which Securities Act exemptions correspond to each transaction, the facts relied upon to make the cited exemptions available, and ensure that you disclose the total number of investors who participated in each unregistered transaction. Refer to Item 701 of Regulation S-K.

Response: The disclosure has been updated. Please see pages 32 through 35.

33.
You did not file the convertible notes issued on January 19 and 31, 2012. Please file these instruments, or tell us why you do not believe that they are required to be filed. Refer to Item 601(b)(4) of Regulation S-K.

Response: The Company has included the convertible notes as exhibits to the Form 10.

Consolidated Financial Statement

Report of Independent Registered Public Accountant, page F-3

34.
Please explain why the report of your former independent registered accountant dated January 14, 2013 does not include an explanatory paragraph indicating that there was substantial doubt as to your ability to continue as a going concern. In this respect, we note from your disclosures on page 33 that Berman & Company issued a report for the fiscal year ended September 30, 2011 that contained an explanatory paragraph indicating that there was substantial doubt as to your ability to continue as a going concern.

Response: Berman and Company completed their audit subsequent to 1 year and 1 day after September 30, 2011. Item 14 has been revised to remove language pertaining to an explanatory paragraph and going concern.

35.	Please clarify the nature of your deferred costs for each period presented. As part of your response, cite the guidance that you relied upon in accounting for the deferred costs.

Response: Service arrangements with customers require certain significant up-front costs. The Company capitalizes the up-front costs associated with providing the services and amortizes those costs ratably over the same period that the revenue is recognized for the related up-front payment. Deferred costs include payments to our business listings and reputation management service providers.

The Company follows the Guidance of Statement of Financial Accounting Concepts No. 5

Guidance for expenses and losses is intended to recognize:

– Consumption of benefit. Expenses are generally recognized when an entity’s economic benefits are consumed in revenue-earning activities or otherwise or

– Loss or lack of benefit. Expenses or losses are recognized if it becomes evident that previously recognized future economic benefits of assets have been reduced or eliminated, or that liabilities have been incurred or increased, without associated economic benefits.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-36

36.
Please clarify how you determine that collectability of your accounts receivable from agencies and channel partners is reasonably assured pursuant to SAB Topic 13.A.1, including footnote 6. Please indicate whether you generally receive payments from agencies and channel partners within the terms of the contractual arrangement.

Response: If customers are current in making payments for the Company’s services at the end of the reporting period and subsequent to the end of the reporting period and no known deteriorating financial conditions of customers exist, such as a customer filing for bankruptcy protection, then the Company deems collectability reasonably assured. Generally, the Company receives payments from agencies and channel partners within the terms of the contractual arrangement.

Revenue Recognition, page F-39.

37.
We note from your disclosures on page 3 that you provide your listing services to businesses directly from your website, and through interactive marketing agencies and channel partners. Please clarify how you account for substantial discounts offered to wholesale agencies and commissions for online affiliates. In addition, explain how you account for your affiliate program, which shares revenue with publishers for referrals.

Response: The Company has varying price points based on order volume.  Affiliate Program - Sales commissions are recorded on any sales procured through our affiliate program.

38.	Please clarify how you recognize revenues on the sale of presence auditing tools sold either individually or as a series of reports. Cite the accounting guidance that you relied upon.

Response: Revenues for presence auditing tools are amortized over life of contract within a range of 1 month to 1 year based on the length of the contract.

The Company follows the Guidance of Statement of Financial Accounting Concepts No. 5

Guidance for recognizing revenues and gains is based on their being:

– Realized or realizable. Revenues and gains are generally not recognized as components of earnings until realized or realizable and

– Earned. Revenues are not recognized until earned. Revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. For gains, being earned is generally less significant than being realized or realizable.

Note 6. Notes Payable, page F-44

39.
We note from your disclosures that you are in violation of certain covenants contained inyour United States Small Business Administration loan agreement and the circumstancesthat led to these violations has not been cured. Please clarify whether the loan is currentlycallable and if so, what consideration you gave to presenting the entire amount of the loan as a current liability. We refer you to ASC 470-10-45-2.

Response: The Company has been in contact with the United States Small Business Administration (“SBA”) and the SBA is aware of the violation of the loan covenant which occurred in January 2010. Since January 2010 the SBA has not deemed the note in default. The Company remains current with its loan obligation and believes that the loan will not be called. In addition, in March 2012, the SBA released the collateral on the loan.

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the comments of the Staff. If you have any questions, please contact Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (646) 810-2184.

Very truly yours, /s/ Doyal Bryant Doyal Bryant